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May 19, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: John Grzeskiewicz Christina DiAngelo

RE:	DWS Institutional Funds (File No. 811-06071) (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-166281)

Ladies and Gentlemen:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the registration statement of the Registrant on Form N-14 (the “Registration Statement”), which Mr. Grzeskiewicz provided to me via telephone call on May 18, 2010 and Ms. DiAngelo provided to me via telephone call on May 19, 2010 (together, the “Comments”).  The Registration Statement contemplates the merger of the DWS Enhanced Commodity Strategy Fund, Inc. (formerly, DWS Global Commodities Stock Fund, Inc.) (“ECS Closed-End Fund”), a closed-end investment company, into DWS Enhanced Commodity Strategy Fund (formerly, DWS Commodities Securities Fund), a series of the Registrant, an open-end investment company (“ECS Open-End Fund” and, together with ECS Closed-End Fund, the “funds”).  The Registration Statement also relates to two matters for consideration at the upcoming meeting of stockholders of ECS Closed-End Fund, the election of Directors and a stockholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The Registrant will file a pre-effective amendment to the Registration Statement reflecting changes identified below in response to the Comments and making other updates. If the following responses do not adequately address the Comments please contact me as soon as possible.  We currently intend to file an amendment to the Registration Statement tomorrow, May 20, 2010, or as soon as possible thereafter, and request that the Registration Statement be declared effective on May 21, 2010 or as soon as possible thereafter.

For convenience, I have summarized each of the Comments before the Registrant’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

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1.
Comment:  In the response to question 2 of section designated “Section I. Synopsis” of Part A to the Registration Statement (the “Synopsis”), describe the fee structure of the Class S shares of ECS Open-End Fund.

Response:  The requested change will be made.  See response to comment 2 below.

2.	Comment: In the Synopsis, briefly explain the rationale for the 1% redemption fee that will be imposed on Class M shares for one year following the merger.

Response:  The requested change will be made.  The Registrant’s changes in response to Comments 1 and 2 will be made as shown in the following:

2.           What will happen to my investment in the Fund as a result of the merger?

Your investment in the Fund, a closed-end investment company, will, in effect, be exchanged on what is expected to be a federal income tax-free basis for an investment in the ECS Open-End Fund, with an equal aggregate net asset value as of the Valuation Time (as defined below on page ___), equal to the net asset value of your Fund investment.  Then, as a shareholder of an open-end fund, you will have the ability to redeem your shares for their current net asset value, at any time.  For a period of one year after the completion of the merger, the newly created Class M shares would have a redemption fee of 1% to help ECS Open-End Fund defray the transaction costs that it might incur in response to redemption requests from former stockholders of ECS Closed-End Fund.  Class M shares would automatically convert to Class S shares of ECS Open-End Fund one year from the date of the merger~~.~~   without imposition of a sales charge.  Class S shares of ECS Open-End Fund currently have no Distribution/Service (12b-1) Fees and the 2% redemption fee that applies to Class S shares owned less than 15 days would not apply to Class S shares received upon conversion from Class M shares.

3.	Comment: Please clarify the following sentence contained in the response to Question 3 of the Synopsis: “Under the ECS Closed-End

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4.	Comment: Fund’s recently adopted investment strategies, the Fund does not currently expect to remain significantly more fully invested than the ECS Open-End Fund.”

Response:  The requested change has been made as shown in the following:

3.           What are the differences between an open-end investment company and a closed-end investment company?

Closed-end funds, like the Fund, generally do not redeem their outstanding shares or engage in the continuous sale of new shares.  Thus, shareholders wishing to buy or sell closed-end fund shares generally must do so through a broker-dealer in securities markets and pay or receive the prevailing market price, which may be more (a premium) or less (a discount) than the net asset value of the closed-end fund’s shares.

Open-end funds issue shares that can be redeemed or sold back to the fund generally at the shares’ net asset value (less any redemption fee or contingent deferred sales charge).  Moreover, open-end funds issue new shares at the shares’ offering price which is net asset value per share plus any sales charge.  Since open-end funds must be ready to redeem their shares on a daily basis, open-end funds may not be as fully invested as closed-end funds, which may affect performance.  ~~Under the ECS Closed-End Fund’s recently adopted investment strategies, the~~As described more fully in response to question 5 below, effective April 1, 2010 each of ECS Open-End Fund and ECS Closed-End Fund implemented a revised investment strategy. The new investment strategies employed by the funds are very similar, and in both instances the funds focus on relatively liquid investments in fixed-income securities and derivative instruments.  Accordingly, under the new strategy, ECS Closed-End Fund does not currently expect to remain significantly more fully invested than the ECS Open-End Fund.  For example, as shown in response to question 5 below, as of April 30, 2010, ECS Open-End Fund held cash equivalents corresponding to 9.0% of its investment portfolio, while ECS Closed-End Fund held cash equivalents of only 1.6% of its investment portfolio.

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5.
Comment: In response to question 5 of the Synopsis, please clarify whether ECS Closed-End and ECS Open-End Fund currently gain exposure to commodity markets by investing in their respective wholly-owned subsidiaries.

Response:  The requested change will be made as shown in the following:

5.           What are the investment goals, policies and restrictions of the ECS Closed-End Fund and the ECS Open-End Fund?

Effective April 1, 2010, each of the ECS Closed-End Fund and the ECS Open-End Fund implemented revised investment strategies, moving from an approach that focused on investments in companies in commodities-related industries to an actively-managed direct commodity strategy.  The purpose of these revisions to the funds’ investment strategies was to accommodate investor preference for a direct commodity strategy, and thus, with respect to the ECS Closed-End Fund, to alleviate stockholder concerns regarding the trading discount for the fund’s shares, and, with respect to the ECS Open-End Fund, to increase investor inflows and overall market share.  As a result of the implementation of the new strategies, the ECS Closed-End Fund and the ECS Open-End Fund have substantially similar policies.

The ECS Open-End Fund seeks total return, while the ECS Closed-End Fund’s investment objective is capital appreciation, with total return as a secondary objective.  Under normal circumstances, the funds invest in commodity-linked derivative instruments backed by a portfolio of fixed income instruments.  The funds invest in commodity-linked derivative instruments such as commodity-linked swaps, structured notes and futures contracts that are designed to provide exposure to the investment return of assets that trade in the commodity markets, without investing directly in physical commodities.  Each fund may gain exposure to the commodity markets by investing a portion of its assets in its wholly-owned subsidiary organized under the laws of

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the Cayman Islands (each, a “Subsidiary,” and together the “Subsidiaries”).  Among other investments, each Subsidiary is expected to invest in commodity-linked derivative instruments and in fixed income instruments (some of which may serve as margin or collateral for the Subsidiaries’ derivative positions).  Each Subsidiary is managed by the investment manager that acts as investment manager to the funds.  As of April 30, 2010, approximately 17% of ECS Open-End Fund’s investment portfolio was invested in its Subsidiary, while approximately 19% of ECS Closed-End Fund’s investment portfolio was invested in its Subsidiary.  The amount of each fund’s investment portfolio invested in its Subsidiary may vary from time to time.

The funds invest in fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities.  The funds may invest in mortgage-backed and asset-backed securities, taxable municipal bonds and tax-exempt municipal bonds.  The funds may invest up to 10% of their total assets in below investment grade bonds.  Portfolio management of each fund allocates the fund’s commodity-linked investments among a variety of different commodity sectors, and will generally rebalance commodity sector positions when a sector undergoes a “trigger event,” reducing the funds’ exposure to commodity sectors that are “expensive” and increasing the funds’ exposure to sectors that are “cheap.”  Portfolio management may reduce both the exposure to all commodity sectors when commodities in general appear overvalued.  The funds concentrate their investments in commodity-related industries.  Each fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers.

6.	Comment: Consider adding an estimate of litigation costs for ECS Closed-End Fund to the Registration Statement.

Response:  The requested change will be made.  Footnote 2 to the pro-forma expense table in response to question 6 of the Synopsis will read as follows:

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“ ‘Other Expenses’ for the common shares of ECS Closed-End Fund include 0.13% of expenses related to litigation and proxy solicitation during the six month period ended December 31, 2009 (annualized). It is unknown whether, or the levels at which, such expenses would be incurred by the ECS Closed-End Fund prospectively absent the merger.”

7.
Comment: In footnote 6 to the expense table in the response to question 6 of the Synopsis, please clarify whether the reorganization costs related to the merger will be included as part of the expense cap that will apply to Class M shares after the merger.

Response:  The requested change will be made.  Footnote 6 to the pro-forma expense table in the response to question 6 of the Synopsis will read as follows:

“Pro forma expenses do not include reorganization costs related to the merger that will be borne by ECS Closed-End Fund prior to the merger, currently estimated to be $122,855 or 0.09%.  Contingent upon completion of the merger, for one year following the merger, the Investment Manager has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the ECS Open-End Fund to the extent necessary to maintain the fund’s total operating expenses at 1.46% for Class M shares, excluding certain expenses such as acquired fund (underlying funds) expenses, extraordinary expenses (such as the reorganization costs related to the merger), taxes, brokerage and interest.”

8.	Comment: Please confirm whether the 1.33% expense ratio for Class S shares identified following the expense examples in the response to question 6 of the Synopsis is a gross or net expense ratio.

Response:  The Registrant confirms that the estimated 1.33% expense ratio for Class S shares in the response to question 6 of the Synopsis is a gross expense ratio.

9.	Comment: Please add expense examples for Class M shares of ECS Open-End Fund pre-merger in response to question 6 of the Synopsis.

Response:  The requested change will be made.

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10.
Comment: Please add the 1% redemption fee that applies to Class M shares in the “1 Year” expense examples for Class M shares in response to question 6 in the Synopsis or otherwise explain why it does not apply (e.g., stating that the redemption fee applies to redemptions within the first year).

Response:  The 1% redemption fee that applies to Class M shares would not apply to redemptions at the end of year one.  The redemption fee only applies to redemptions that occur during the one-year period following the completion of the merger.  In response to the comment, the Registration Statement will be revised to state in the appropriate locations that the redemption fee applies to redemptions “within the first year following the consummation of the merger.”

11.	Comment: In the narrative pro forma financials, please clarify the nature of the expenses reflected by the pro forma adjustment labeled “Services to shareholders.”

Response:  The “Services to shareholders” adjustment reflects incremental class specific transfer agent fees that would have been incurred by ECS Open-End Fund as a result of the merger.  The magnitude of the increase reflects the different manner in which shares are held for shareholders of open-end funds and closed-end funds and the different transfer agent (TA) fee schedules that apply to closed-end funds and open-end funds.

As a result of the merger, the number of TA accounts for ECS Open-End Fund is expected to increase from 22 to approximately 12,500.  This is because the large number of brokers that currently hold shares of ECS Closed-End Fund for their clients through The Depository Trust Company (DTC) will each be required to open an account with ECS Open-End Fund’s TA.  Additionally, ECS Open-End Fund’s TA charges a per account fee that is higher than the per account TA fee changed to ECS Closed-End Fund because greater services are provided to shareholders of an open-end fund.  The requested change will be made as follows:

On a pro forma basis, for the one-year period ended April 30, 2010, the proposed reorganization would have resulted in the following relative increases (decreases) to expenses actually charged to ECS Open-End Fund during that period:

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Management fee                                                           $68,642
Administration Fee                                                          $137,283
Custodian and accounting fees                                                 $(82,099)
Audit fee                                                                $(101,512)
Legal fees                                                             $(140,710)
Reports to shareholders                                                         $(38,187)
Listing fee                                                              $(17,829)
~~Services to shareholders~~Transfer Agent                        $297,606

12.	Comment: In the second sentence of the first paragraph under the heading “Federal Income Taxes” in the narrative pro forma financials, please change “ECS Closed-End Fund” to “ECS Open-End Fund.”

Response:  The requested change will be made.

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Please be advised that, in connection with this response letter, the Registrant hereby acknowledges the Staff’s position that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert the Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions on this filing to the undersigned at (617) 951-7114

Very truly yours,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann